Exhibit 99.2

The Thomson Corporation
Consolidated Statement of Earnings and Retained Earnings
(unaudited)

	Three months ended March 31,
(millions of U.S. dollars, except per common share amounts)	2005	2004

Revenues	1,850	1,682
Cost of sales, selling, marketing, general and administrative expenses	(1,511)	(1,375)
Depreciation	(144)	(140)
Amortization	(82)	(70)

Operating profit	113	97
Net other income	1	—
Net interest expense and other financing costs	(54)	(61)
Income taxes	8	6
Equity in net earnings (losses) of associates, net of tax	1	(1)

Earnings from continuing operations	69	41
Earnings (loss) from discontinued operations, net of tax (note 5)	4	(4)

Net earnings	73	37
Dividends declared on preference shares	(1)	(1)

Earnings attributable to common shares	72	36
Retained earnings at beginning of period	6,808	6,295
Dividends declared on common shares	(125)	(121)

Retained earnings at end of period	6,755	6,210

Basic and diluted earnings per common share (note 6):
From continuing operations	$0.10	$0.06
From discontinued operations	$0.01	($0.01)

Basic and diluted earnings per common share	$0.11	$0.05

        The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation

Consolidated Balance Sheet

	March 31, 2005	December 31, 2004
(millions of U.S. dollars)	(unaudited)

Assets
Cash and cash equivalents	327	405
Accounts receivable, net of allowances	1,362	1,648
Inventories	329	312
Prepaid expenses and other current assets	332	313
Deferred income taxes	214	214

Current assets	2,564	2,892
Property and equipment	1,589	1,624
Identifiable intangible assets	4,683	4,721
Goodwill	9,080	9,119
Other non-current assets	1,263	1,287

Total assets	19,179	19,643

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	196	7
Accounts payable and accruals	1,266	1,738
Deferred revenue	1,125	1,043
Current portion of long-term debt	219	295

Current liabilities	2,806	3,083
Long-term debt	3,979	4,013
Other non-current liabilities	980	1,015
Deferred income taxes	1,563	1,570

Total liabilities	9,328	9,681

Shareholders' equity
Capital (note 9)	2,709	2,696
Cumulative translation adjustment	387	458
Retained earnings	6,755	6,808

Total shareholders' equity	9,851	9,962

Total liabilities and shareholders' equity	19,179	19,643

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation

Consolidated Statement of Cash Flow

(unaudited)

	Three months ended March 31,
(millions of U.S. dollars)	2005	2004

Cash provided by (used in):
Operating activities
Net earnings	73	37
Remove earnings from discontinued operations	(4)	4
Add back (deduct) items not involving cash:
Depreciation	144	140
Amortization	82	70
Net gains on disposals of businesses and investments	(1)	—
Deferred income taxes	(7)	(24)
Equity in net (earnings) losses of associates, net of tax	(1)	1
Other, net	50	48
Changes in working capital and other items	(73)	1
Cash provided by operating activities — discontinued operations (note 5)	—	13

Net cash provided by operating activities	263	290

Investing activities
Acquisitions (note 8)	(70)	(200)
Proceeds from disposals of businesses and investments	1	1
Additions to property and equipment, less proceeds from disposals	(114)	(117)
Other investing activities	(5)	(14)
Additions to property and equipment of discontinued operations (note 5)	—	(1)
Proceeds from disposals of discontinued operations, net of income taxes paid (note 5)	(105)	112
Cash used in investing activities — discontinued operations (note 5)	—	(5)

Net cash used in investing activities	(293)	(224)

Financing activities
Repayments of debt (note 10)	(125)	—
Net borrowings (repayments) of short-term loan facilities	199	(82)
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(122)	(118)
Other financing activities	4	1

Net cash used in financing activities	(45)	(200)

	(75)	(134)
Translation adjustments	(3)	—

Decrease in cash and cash equivalents	(78)	(134)
Cash and cash equivalents at beginning of period	405	683

Cash and cash equivalents at end of period	327	549

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Consolidated Financial Statements

Principles of Consolidation

The unaudited interim consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). All intercompany transactions and balances are eliminated on consolidation.

Note 2: Accounting Principles and Methods

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, Interim Financial Statements. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian GAAP have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2004, as set out in the Company's 2004 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's financial statements for the year ended December 31, 2004.

Where necessary, certain amounts for 2004 have been reclassified to conform to the current period's presentation. Effective January 1, 2005, Thomson Legal & Regulatory transferred its Dialog DataStar operations, which provides scientific and intellectual property information, to Thomson Scientific & Healthcare. Thomson Legal & Regulatory retained its Dialog Newsedge operations, which provides business news and information. Segment results for current and prior periods reflect this change.

Note 3: Seasonality

Typically, a greater portion of the Company's operating profit and operating cash flow is derived in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are incurred more evenly throughout the year. As a result, operating margins generally increase as the year progresses. For these reasons, the performance of the Company's businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Note 4: Changes in Accounting Policies

Effective January 1, 2005, Thomson adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities. AcG-15 requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The adoption did not have an impact on the consolidated financial statements.

Note 5: Discontinued Operations

The following three businesses, which were all sold in 2004, were classified as discontinued operations within the consolidated financial statements. None of these businesses was considered fundamental to the integrated information offerings of Thomson.

In November 2004, the Company sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets for gross proceeds of $350 million.

In the second quarter of 2004, Thomson sold Sheshunoff Information Services Inc. ("Sheshunoff"), a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on the status of negotiations at March 31, 2004, the Company recorded a pre-tax impairment charge of $6 million relating to identifiable intangible assets in the first quarter of 2004.

In February 2004, Thomson sold DBM, a provider of human resource solutions, which had been managed within Thomson Learning. The Company recorded a post-tax loss of $4 million in the first quarter of 2004.

In the first quarter of 2005, discontinued operations consisted of adjustments to tax liabilities previously established for Thomson Newspapers, which the Company sold in 2000 and 2001. The reserves were reversed in conjunction with the expiration of certain tax audit periods.

Three months ended March 31, 2004

	Thomson Media	Sheshunoff	DBM	Total

Revenues from discontinued operations	36	8	28	72

Earnings (loss) from discontinued operations before income taxes	1	(4)	3	—
Loss on sale of discontinued operations	—	—	(32)	(32)
Income taxes	—	1	27	28

Earnings (loss) from discontinued operations	1	(3)	(2)	(4)

Proceeds from disposals of discontinued operations within the consolidated statement of cash flow in the three months ended March 31, 2005 represent taxes paid related to the 2004 sale of Thomson Media. Proceeds from disposals of discontinued operations within the consolidated statement of cash flow in the three months ended March 31, 2004 includes taxes paid related to the 2003 sale of the portfolio of Healthcare Magazines.

Note 6: Earnings per Common Share

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings and retained earnings.

	Three months ended March 31,

	2005	2004

Earnings from continuing operations	69	41
Dividends declared on preference shares	(1)	(1)

Earnings from continuing operations attributable to common shares	68	40

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	Three months ended March 31,

	2005	2004

Weighted average number of common shares outstanding	655,212,715	654,617,451
Vested deferred share units	551,707	419,205

Basic	655,764,422	655,036,656
Effect of stock and other incentive plans	624,234	507,041

Diluted	656,388,656	655,543,697

Note 7: Employee Benefit Plans

The Company's net defined benefit plan expense is comprised of the following elements:

	Pensions		Other post-retirement plans

	Three months ended March 31,

	2005	2004	2005	2004

Current service cost	13	13	—	1
Interest cost	33	31	2	3
Expected return on plan assets	(38)	(39)	—	—
Amortization of net actuarial losses	8	6	1	1
Amortization of prior service cost	1	1	—	—

Net defined benefit plan expense	17	12	3	5

Note 8: Acquisitions

During the three-month period ended March 31, 2005, the Company completed 9 acquisitions for cash consideration of $70 million (2004 — $200 million).

The value of goodwill and identifiable intangible assets acquired in connection with these transactions is detailed below.

	Three months ended March 31,

	2005	2004

Goodwill	17	154
Identifiable intangible assets with finite lives	51	83

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made during the three-month period ended March 31, 2005, the majority of the acquired goodwill is deductible for tax purposes (2004 — not deductible). Purchase price allocations related to certain acquisitions, most notably Information Holdings Inc. acquired in November 2004, may be subject to adjustment pending completion of final valuations.

As of March 31, 2005, the balance of the reserves for exit costs related to business acquisitions consummated during 2001 through 2005 totaled $32 million. Reserves recorded in connection with businesses acquired during the three-month period ended March 31, 2005 were $1 million. The following table presents the activity in these acquisition reserve accounts, which are included within "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet.

Type of cost	Balance December 31, 2004	2005 Utilization	2005 Additions	2005 Other Movements	Balance March 31, 2005

Severance and other employee-related costs	10	(1)	—	—	9
Lease cancellation and idle facility costs	19	(2)	1	3	21
Other exit costs	2	—	—	—	2

Total	31	(3)	1	3	32

Note 9: Capital

The following table details the activity in Capital for the three months ended March 31, 2005:

Balance, December 31, 2004	2,696
Common shares issued under dividend reinvestment plan	3
Additions to contributed surplus related to stock compensation expense	6
Other common share issuances	4

Balance, March 31, 2005	2,709

Note 10: Long Term Debt

In March 2005, Thomson repaid $125 million of floating rate notes.

Note 11: Related Party Transactions

As at March 31, 2005, through Woodbridge and its affiliates, Kenneth R. Thomson controlled approximately 68% of the Company's common shares.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company fees for various administrative services. In the full year of 2004, the total amount charged to Woodbridge for these rentals and services was approximately $3 million. Additionally, in 2004, the Company paid a director, Mr. J.A. Tory, $80,000 for advisory services in connection with the Company's long-term tax and capital strategies.

The employees of Jane's Information Group, a business sold by the Company to Woodbridge in April 2001, continue to participate in the Company's pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States. For the pension plans, the liability associated with the active employees of Jane's as of the date of sale was assumed by Woodbridge as part of its purchase. Jane's makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

In February 2005, the Company entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions. Under the terms of the contract, the Company expects to pay Hewitt an aggregate of $115 million over five years. Mr. Denning, one of the Company's directors and chairman of the Company's Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

In 2004, the Company renewed its agreement with Woodbridge to reduce the cost of the Company's directors' and officers' insurance coverage. Under the terms of the agreement, the Company maintains standard directors' and officers' insurance for any amount up to $90 million with a third party insurance company. Woodbridge indemnifies this insurer for all liability in excess of $15 million but less than $90 million. For its agreement to indemnify the insurer, the Company pays Woodbridge an annual premium of $750,000, which is less than the premium that the Company would have paid for commercial insurance.

Note 12: Recently Issued Accounting Standards

The Accounting Standards Board and the Emerging Issues Committee ("EIC") of the CICA have recently issued the following accounting standards that are applicable to the Company's activities in future periods.

CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. In January 2005, the CICA approved the issuance of Handbook Section 1530, Handbook Section 3855, and Handbook Section 3865. The new Handbook Sections are effective for interim and annual financial statements relating to fiscal years beginning after October 1, 2006. Consequently, the mandatory effective date for Thomson is January 1, 2007.

These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income. Under these new standards, all financial instruments are to be included on a company's balance sheet (including derivatives) and are to be initially measured either at fair market value or, in limited circumstances, at cost or amortized cost. Additionally, companies will be required to disclose comprehensive income, which includes, in addition to net income, other comprehensive income consisting primarily of unrealized gains and losses that bypass the traditional earnings statement and are recorded directly into shareholders' equity. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activity, and unrealized gains and losses on certain investment securities.

For the most part, the new standards harmonize Canadian GAAP with standards previously issued by the U.S. Financial Accounting Standards Board. While Thomson is in the process of assessing the impact of these standards, the Company does not expect that their adoption will have a material impact on the consolidated statement of earnings and retained earnings.

Note 13: Segment Information

Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments worldwide. The reportable segments of Thomson are strategic business groups that offer products and services to target markets. The accounting policies applied by the segments are the same as those applied by the Company. The Company's four reportable segments are:

Legal & Regulatory

Providing integrated information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies.

Learning

Providing tailored learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals.

Financial

Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

Scientific & Healthcare

Providing information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.

Business Segments — Three months ended March 31, 2005

	Revenues	Adjusted operating profit

Legal & Regulatory	786	181
Learning	383	(50)
Financial	458	65
Scientific & Healthcare	228	28

Segment totals	1,855	224
Corporate and other[1]	—	(29)
Eliminations	(5)	—

Total	1,850	195

        Business Segments — Three months ended March 31, 2004

	Revenues	Adjusted operating profit

Legal & Regulatory[2]	743	165
Learning	351	(54)
Financial	391	55
Scientific & Healthcare[2]	202	18

Segment totals	1,687	184
Corporate and other[1]	—	(17)
Eliminations	(5)	—

Total	1,682	167

1
Corporate and other includes corporate costs and costs associated with the Company's stock compensation expense.
2
Effective January 1, 2005, the Dialog DataStar operation was transferred from Legal & Regulatory to Scientific & Healthcare. Comparative periods' results have been reclassified to conform to the current period's presentation.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses adjusted operating profit, which is operating profit before amortization of identifiable intangible assets, to measure the operating performance of its segments. Management uses this measure because amortization of identifiable intangible assets is not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. Adjusted operating profit does not have any standardized meaning prescribed by Canadian GAAP.

The following table reconciles adjusted operating profit per the business segment information to operating profit per the consolidated statement of earnings and retained earnings.

	Three months ended March 31,

	2005	2004

Adjusted operating profit	195	167
Less: Amortization	(82)	(70)

Operating profit	113	97

Note 14: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following schedules present the material differences between Canadian and U.S. GAAP.

	Three months ended March 31,

	2005	2004

Net earnings under Canadian GAAP	73	37
Differences in GAAP increasing (decreasing) reported earnings:
Business combinations	4	3
Derivative instruments and hedging activities	1	1
Income taxes	(28)	(32)
Equity in income of associates, net of tax	—	(6)

Net income under U.S. GAAP	50	3

Earnings under U.S. GAAP from continuing operations	46	7
Earnings under U.S. GAAP from discontinued operations	4	(4)

Net income under U.S. GAAP	50	3

Basic and diluted earnings (loss) per common share, under U.S. GAAP, from:
Continuing operations	$0.07	$0.01
Discontinued operations, net of tax	$0.01	($0.01)

Basic and diluted earnings per common share[1]	$0.08	$0.00

1
Earnings per common share is calculated after taking into account dividends declared on preference shares.

Descriptions of the nature of the reconciling differences are provided below:

Business Combinations

Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition-related liabilities. The net increase to income primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.

Derivative Instruments and Hedging Activities

Prior to January 1, 2004, in accordance with Canadian GAAP, the Company disclosed the fair values of derivative instruments in the notes to the annual consolidated financial statements, but did not record such fair values in the consolidated balance sheet. Effective January 1, 2004, Canadian GAAP requires that derivative instruments that do not qualify as hedges be recorded in the balance sheet at fair value, and the change in fair value subsequent to January 1, 2004 be recorded in the income statement. The fair value as of January 1, 2004 is deferred and amortized into earnings in conjunction with the item it previously hedged. Under U.S. Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings.

Income Taxes

Under Canadian GAAP, the Company estimates separate annual effective income tax rates for each taxing jurisdiction and individually applies such rates to the interim period's pre-tax income of each jurisdiction. Under U.S. GAAP, the Company estimates the average annual effective income tax rate, excluding jurisdictions that generate net operating losses where the Company does not expect to receive a tax benefit, and applies that rate to the Company's interim period pre-tax income excluding the interim period pre-tax loss of those loss jurisdictions.

The income tax adjustment for 2005 consists of $27 million (2004 — $31 million) additional provision due to the different accounting principles described above and $1 million (2004 — $1 million) additional provision due to the tax effect of the U.S. GAAP pre-tax reconciling items.

Equity in Income of Associates, net of tax

Under Canadian GAAP, investments in joint ventures are proportionally consolidated. Impairments for long-lived joint venture assets are recognized when the assets are not recoverable. Under U.S. GAAP, investments in joint ventures are accounted for as an equity investment. Impairments for equity investments are recognized when the decline of their fair value below carrying value is considered to be other than temporary. The 2004 adjustment relates to a joint venture investment that has long-lived assets that are recoverable, but whose carrying value is greater than its fair value.

Note 15: Subsequent Events

Normal Course Issuer Bid

On April 25, 2005, the Company's board of directors approved the filing of a notice to commence a normal course issuer bid. Pursuant to this filing, Thomson may acquire up to 15 million of the Company's common shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. As of April 25, 2005, there were 655,370,202 common shares issued and outstanding. Purchases may commence on May 5, 2005 and would terminate no later than May 4, 2006. Decisions regarding the timing of repurchases would be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the program at any time and may also seek renewal of the program. Shares repurchased under the program will be cancelled.

Dividend Increase

Additionally, on April 25, 2005, the Company's board of directors authorized an increase in the common share dividend of $0.04 per share, on an annualized basis, to $0.80 per share.